Exhibit 99.3

Quhuo Reports Unaudited Financial Results for the First Half of 2024

BEIJING, China, Aug 28, 2024 (PRNewswire) -- Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading gig economy platform focusing on local life services in China, today reported its unaudited financial results for the six months ended June 30, 2024.

Financial and Operational Highlights for the First Half of 2024

●	Revenues from mobility service solutions were RMB 100.5 million (US$13.8 million), representing an increase of 71.7% year-over-year.
●	General and administrative expenses were RMB70.9 million (US$9.8 million), representing a decrease of 13.2% year-over-year.
●	Quhuo International has signed service contracts for over 3,000 units of vehicles under its vehicle export solutions, of which 815 units have been shipped in the first half of 2024.
●	The Company has expanded services to 132 cities nationwide, representing a year-over-year increase from 119 cities in the first half of 2023.

Mr. Leslie Yu, Chairman and CEO of Quhuo, stated, “We are pleased to conclude that in the first half of 2024, our business growth remained strong, led by a 71.7% increase in revenue from our mobility solution. While the first quarter was impacted by seasonal factors, the second quarter saw a strong rebound, with profitability exceeding last year’s levels. We also made significant strides in operational efficiency, highlighted by a reduction in general and administrative expenses.

In response to global market trends and domestic policy shifts, our vehicle export solutions have experienced strong growth, quickly becoming a key driver of our overall expansion. Meanwhile, our housekeeping services and others have also shown consistent progress, steadily expanding market reach and further solidifying our presence in the market. Together, these developments are propelling us forward as we continue to adapt and grow.

Looking forward, we aim to further advance our housekeeping services within China, with upcoming partnerships with leading long-term rental platforms. We also see considerable growth potential in our vehicle export business, with expectations for increased revenue and shipments. With a strategic focus on global expansion, we are advancing our overseas technology initiatives, with on-demand delivery and ride-hailing services currently being piloted in select international cities. Through these developments, we aim to create greater commercial and social value.”

Unaudited Financial Results of the First Half of 2024 Compared to the First Half of 2023

Total revenues decreased by 6.7% from RMB1,736.3 million in the six months ended June 30, 2023 to RMB1,619.9 million (US$222.9 million) in the six months ended June 30, 2024 due to the following reasons.

●	Revenues from on-demand delivery solutions were RMB1,499.1 million (US$206.3 million), representing a slight decrease of 9.1% from RMB1,649.6 million in the six months ended June 30, 2023, primarily because we optimized our business by disposing several inferior business districts, which leads to a decrease in revenue scale.
●	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride-hailing and vehicle export solutions, were RMB100.5 million (US$13.8 million), representing a remarkable increase of 71.7% from RMB58.5 million in the six months ended June 30, 2023, primarily due to the growth of our vehicle export solutions, which generated revenue of RMB58.6 million.
●	Revenues from housekeeping and accommodation solutions and other services were RMB20.4 million (US$2.8 million), representing a decrease of 27.8% from RMB28.2 million in the six months ended June 30, 2023, primarily due to the transition of business model in hotel service.

Cost of revenues was RMB1,595.2 million (US$219.5 million), representing a decrease of 4.5% year-over-year, primarily attributable to the decreases in our labor cost and service fees paid to team leaders, in line with the decrease in revenue from on-demand delivery solutions.

General and administrative expenses were RMB70.9 million (US$9.8 million), representing a decrease of 13.2% from RMB81.6 million in the six months ended June 30, 2023, primarily due to the decreases in (1) professional service fees from RMB22.2 million in the first half of 2023 to RMB14.5 million (US$2.0 million) in the first half of 2024, (2) welfare and business development expenses and office expenses from RMB17.3 million in the first half of 2023 to RMB12.4 million (US$1.7 million) in the first half of 2024, and (3) share-based compensation expenses from RMB3.9 million in the first half of 2023 to nil in the first half of 2024. All of the above are owing to our expense control through technological optimization.

Research and development expenses were RMB4.9 million (US$0.7 million), representing a decrease of 25.7% from RMB6.6 million in the six months ended June 30, 2023, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

We recorded gain on disposal of assets, net of RMB8.9 million and RMB7.0 million (US$1.0 million) in the six months ended June 30, 2023 and 2024, respectively, primarily due to the transfer of certain customer relationships related to our on-demand delivery solutions to third parties.

Our interest income was RMB0.7 million and RMB0.3 million (US$36,000) in the six months ended June 30, 2023 and 2024, respectively, primarily relating to our bank deposits and structured notes.

Our interest expense remained stable at RMB2.3 million (US$0.3 million) for both the six months ended June 30, 2023 and 2024, respectively, primarily relating to the stability in our average short-term bank borrowings.

We recorded other loss, net, of RMB3.1 million (US$0.4 million) in the six months ended June 30, 2024, compared to other income, net, of RMB6.0 million in the six months ended June 30, 2023, primarily due to the decrease in fair value change of investment in a mutual fund.

We recorded income tax benefit of RMB2.6 million (US$0.4 million) in the six months ended June 30, 2024, as compared to income tax benefit of RMB2.4 million in the six months ended June 30, 2023, primarily due to the increase in deferred tax asset benefit.

As a result of the foregoing, we had net loss of RMB5.7 million and RMB46.5 million (US$6.4 million) in the six months ended June 30, 2023 and 2024, respectively.

Adjusted net loss was RMB46.5 million (US$6.4 million), as compared to adjusted net loss of RMB1.8 million in the first half of 2023.(1)

Adjusted EBITDA loss was RMB34.8 million (US$4.8 million), as compared to adjusted EBITDA of RMB11.1 million in the first half of 2023.(1)

CONFERENCE CALL

Quhuo will hold a conference call on Wednesday, August 28, 2024 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Dial-in details for the earnings conference call are as follows:

PARTICIPANT DIAL IN (TOLL FREE):	1-888-346-8982
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-902-4272
Hong Kong Toll Free:	800-905945
Hong Kong-Local Toll:	852-301-84992
Mainland China Toll Free:	4001-201203
Conference ID:	QUHUO

Please dial in ten minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the conference call may be accessed by phone at the following numbers until September 04, 2024:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Access Code:	2435048

Additionally, a live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

(1)	See “Use of Non-GAAP Financial Measures.”

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income/(loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income/(loss) represents net income/(loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income/(loss) before income tax benefit/(expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other performance measures or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA, respectively.

QUHUO LIMITED

Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	(RMB)	(RMB)	(US$)
	(in thousands)
Net loss	(5,690)	(46,515)	(6,401)
Add: Share-based Compensation	3,853	—	—

Adjusted net loss	(1,837)	(46,515)	(6,401)
Add:
Income tax benefit	(2,395)	(2,622)	(361)
Depreciation	2,927	2,676	368
Amortization	10,128	9,385	1,291
Interest	2,323	2,301	317

Adjusted EBITDA	11,146	(34,775)	(4,786)

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for readers’ convenience. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the rate in effect as of June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

SAFE HARBOR STATEMENT

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

E-mail: ir@meishisong.cn

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,	As of June 30,	As of June 30,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	45,185	39,930	5,495
Restricted cash	1,271	914	126
Short-term investments	68,378	64,014	8,809
Accounts receivable, net	475,992	443,105	60,973
Prepayments and other current assets	108,354	115,849	15,940
Amounts due from related party	253	—	—
Total current assets	699,433	663,812	91,343

Property and equipment, net	14,635	11,869	1,633
Right-of-use assets, net	6,217	8,048	1,107
Intangible assets, net	82,818	69,248	9,529
Goodwill	65,481	65,481	9,010
Deferred tax assets	21,968	24,607	3,386
Other non-current assets	141,384	138,209	19,018
Total non-current assets	332,503	317,462	43,683

Total assets	1,031,936	981,274	135,026

Liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	254,099	249,280	34,302
Accrued expenses and other current liabilities	108,132	61,972	8,528
Short-term debt	92,653	104,195	14,338
Short-term lease liabilities	3,906	3,942	542
Amounts due to related party	—	2,430	334
Total current liabilities	458,790	421,819	58,044

Long-term debt	7,533	6,147	846
Long-term lease liabilities	1,434	3,433	472
Deferred tax liabilities	4,689	2,467	339
Other non-current liabilities	54,212	72,554	9,984
Total non-current liabilities	67,868	84,601	11,641

Total liabilities	526,658	506,420	69,685

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,	As of June 30,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	43	46	6
Additional paid-in capital	1,885,142	1,899,380	261,363
Statutory reserve	—	14,994	2,063
Accumulated deficit	(1,376,530)	(1,444,059)	(198,709)
Accumulated other comprehensive loss	(2,466)	(616)	(85)
Total Quhuo Limited shareholders’ equity	506,189	469,745	64,638
Non-controlling interests	(911)	5,109	703
Total shareholders’ equity	505,278	474,854	65,341

Total liabilities and shareholders’ equity	1,031,936	981,274	135,026

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024
	(RMB)	(RMB)	(US$)
Revenues	1,736,317	1,619,938	222,911
Cost of revenues	(1,669,515)	(1,595,192)	(219,506)
General and administrative	(81,611)	(70,868)	(9,752)
Research and development	(6,645)	(4,939)	(680)
Gain on disposal of assets, net	8,916	7,022	966

Operating loss	(12,538)	(44,039)	(6,061)

Interest income	742	258	36
Interest expense	(2,323)	(2,301)	(317)
Other income/(loss), net	6,034	(3,055)	(420)
Loss before income tax	(8,085)	(49,137)	(6,762)
Income tax benefit	2,395	2,622	361
Net loss	(5,690)	(46,515)	(6,401)

Net income attributable to non-controlling interests	(3,958)	(6,020)	(828)
Net loss attributable to ordinary shareholders of the Quhuo limited	(9,648)	(52,535)	(7,229)

Non-GAAP Financial Data
Adjusted net loss	(1,837)	(46,515)	(6,401)
Adjusted EBITDA	11,146	(34,775)	(4,786)

Loss per share for class A and class B ordinary shares
Basic	(0.17)	(0.63)	(0.09)
Diluted	(0.17)	(0.63)	(0.09)

Shares used in loss per share computation:
Basic	56,441,811	83,289,067	83,289,067
Diluted	56,441,811	83,289,067	83,289,067